THE MEN’S WEARHOUSE, INC.
5803 Glenmont Drive
Houston, Texas 77081
November 28, 2006
BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Michael Moran

Re:	The Men’s Wearhouse, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed April 13, 2006
File No. 1-16097
Form 10-Q for Three Months Ended April 29, 2006
Filed June 8, 2006
File No. 1-16097
Form 10-Q for Three Months Ended July 29, 2006
Filed September 7, 2006
File No. 1-16097
Dear Sir or Madam:
     On April 13, 2006, The Men’s Wearhouse Inc. (the “Company”) filed its Annual Report on Form 10-K for the fiscal year ended January 28, 2006 (the “10-K”). By letter dated May 5, 2006, the Company received the Staff’s comments relating to the 10-K, and the Company responded thereto in a letter to the Staff dated June 20, 2006. By letter dated July 21, 2006, the Company received the Staff’s additional comments relating to the Form 10-K, and the Company responded thereto in a letter to the Staff dated August 15, 2006. By letter dated August 30, 2006, the Company received the Staff’s further comments relating to the Form 10-K, and the Company responded thereto in a letter to the Staff dated September 13, 2006. By letter dated October 2, 2006, the Company received the Staff’s additional comments relating to the Form 10-K (the “Comments”). On November 1, 2006, the Company held a conference call with the Staff (Mr. Michael Moran and Mr. Brian McAllister) during which Mr. George Zimmer spoke with the Staff about his role as the Company’s CODM. The following numbered paragraphs repeat the Comments for your convenience, followed by the Company’s responses to those Comments.

November 28, 2006

Notes to Consolidated Financial Statements, page 37
1. Summary of Significant Accounting Policies, page 37
Segment Information, page 40
     1. We note your response to comment one in our letter dated August 30, 2006. In your response you note that the financial information you provided to us is not used as a measure of operating profitability because certain costs are not properly matched to each brand. However, on page 17 of your letter to the staff dated June 20, 2006, you indicate that EBIT is the primary metric by which the Company’s chief operating decision maker (CODM) assesses performance and allocates resources. Please reconcile the apparent discrepancy in your responses.
     Response:
     As indicated in our previous responses, we consider our business as one operating segment because our brands have similar economic characteristics and they share all of the applicable aggregation criteria (a) — (e) in paragraph 17 of SFAS No. 131. Paragraph 17 of SFAS No. 131 states “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics...”.
     EBIT was the primary metric used by the CODM in his decision to combine the Moores and K&G brands with the MW brand in 1999. The historical EBIT margins of the three brands before the combinations were very comparable (see letter dated August 15, 2006) and reflected the similar operations of the brands. At the time of the combinations, long term consolidated operating margins in the range of 9% to 11% were expected and a consolidated operating margin of 9.6% was achieved in 2005. After the combinations, merchandising, advertising and other significant functional costs were consolidated to leverage these costs across all the brand operations, but these shared costs were not allocated to the brands. The EBIT margins by brand that are reported in the Company’s internal financial reports are thus distorted by the unallocated costs and do not provide a reasonable measure of operating profitability by brand. The Company believes that the comparable historical margins of the brands before the combinations are representative of the long-term margins for the brands, with improved comparable margins for all brands being realized from cost leveraging. The Company’s ability to consolidate functional activities and improve margins has been due in large part to the similar operating characteristics of the brands.
     As indicated in the Company’s letter dated June 20, 2006 and as discussed further in the Company’s letter dated August 15, 2006, EBIT is the primary metric used by the

November 28, 2006

CODM to assess performance and allocate resources on a consolidated basis. The CODM has and will continue to use EBIT at the consolidated level as a performance metric and as a standard for investing resources in other operations but, as discussed in the Company letter dated August 15, 2006 and the conference call on November 1, 2006, the primary financial information used by the CODM in managing operations, assessing performance and allocating resources among the three brands is sales by brand, which is reported to the CODM on a daily basis. Because the EBIT margins by brand that are reported in the Company’s internal financial reports are distorted by the unallocated functional costs, the CODM uses them only as a measure of performance against forecast and not as a measure of operating profitability by brand.
     2. We note your response to comment one in our letter dated August 30, 2006. In the internal reports that you provided to us, we note that there is a measure titled gross margin before occupancy costs. Tell us how your CODM uses this measure. In general, if a measure is included in a report to the CODM we would presume that the measure is used by the CODM.
     Response:
     Gross margin before occupancy costs is used by the CODM to compare net proceeds after direct costs from the sale of products and services to forecasted amounts, which are established annually. Because of the Company’s extensive direct sourcing program across brands and, on occasion, the movement of merchandise among brands, as well as the significant volume purchasing power among a relatively small number of vendors for all the brands, the CODM focuses primarily on the consolidated gross margin in evaluating performance.
     3. We note your response to comment one in our letter dated August 30, 2006. We note your statement that the CODM is not concerned by the overstatements/understatements that may occur in the preparation of EBIT by brand. Given that the overstatements/understatements are not of concern to the CODM tell us in more detail why you believe that they should be a concern to financial statement users such that it would preclude the presentation of EBIT by brand.
     Response:
     The CODM, as discussed in the November 1, 2006 conference call, has a clear understanding that significant costs of cross-brand functional activities in merchandising, advertising, real estate and numerous other areas are not recorded by brand. He also recognizes that these unallocated functional costs result in internal financial statements that do not present a reasonable measure of individual brand operating results or EBIT. He is not concerned with this as he uses the

November 28, 2006

internal reports to compare actual performance to forecasted amounts, not as a measure of individual brand operating results. Financial statement users would not have the same understanding as the CODM of costs which are not recorded by brand.
     Under the provisions of SFAS No. 131, financial statement users would be expected to assume that any disclosure of EBIT by brand is a presentation of a reasonable measure of segment operating results. However, the Company’s internally reported EBIT by brand is not a reasonable measure of segment operating results because of the significant overstatements/understatements that occur in the preparation of EBIT by brand. The unallocated functional costs cause the Company’s EBIT by brand to be inappropriate as a measure of brand operating results and thus preclude the presentation of EBIT by brand to financial statement users.
     4. Please tell us which specific expense line items included in the internal reports you have provided to us include expenses that you do not believe have been properly matched to the appropriate brand. Tell us why you do not believe it is practicable to segregate these costs and report them as unallocated costs in arriving at a measure of operating profit or loss.
     Response:
     The following are the specific expense line items, through the EBIT line, included in the internal reports the Company provided that are not properly matched to the appropriate brand.
     Consolidating Income Statements:
Cost of clothing
P&D
Total cost of sales
Advertising
Warehouse and admin salaries
Other costs
Total SG&A costs
     Mid-Levels (all brands):
Product — men’s
Freight & Hangers
Tuxedo rental costs
Cost of sales
Advertising
Non-store salaries
Non-store bonuses
Stock awards
Capitalized salaries

November 28, 2006

Non-store salaries
Total salaries
Employee benefits
Payroll taxes
Workers’ comp
Cr card, check, bank fees
Travel & entertainment
Tel & telecom
Supplies
Transp & equip leases
Courier service
Professional services
Insurance
Data processing
Shareholder costs
Aircraft
Depr & amortization
Warehouse/Admin occupancy
Miscellaneous SG&A
P&D — Transfer to inv
Capitalized other costs
Other costs
Total SG&A
     It is not currently practicable to segregate these costs and report them as unallocated costs because a significant portion of the costs relate to functional activities that are integral to operations across all the brands (e.g. merchandising, advertising, real estate, training, etc.). If these costs were segregated, the remaining costs would not be an adequate measure of operating activities for the brands. In addition, the Company’s financial systems are currently not designed to segregate or allocate specific departmental costs, nor are all expense items coded and recorded at the departmental level (e.g. bonus accruals, vacation accruals, etc.). Any effort to identify all costs associated with cross-brand functional activities, and then segregate the costs for such cross-brand functions, would be considerable. SFAS No. 131 is clear in its intent that extensive efforts to develop information for reporting purposes only is not appropriate.
     5. We note that paragraph 29 of SFAS 131 required that amounts allocated to segment profit or loss shall be allocated on a reasonable basis. Clarify whether you are asserting that the EBIT measure included in your internal reports fail to satisfy the requirements of paragraph 29 of SFAS 131.

November 28, 2006

     Response:
     The Company does not believe that paragraph 29 of SFAS No. 131 is applicable as the Company does not allocate costs to its brands.
     As noted in the response to Comment 1 above, the Company is asserting that the EBIT margins included in the Company’s internal reports are not a reasonable measure of brand or segment operating results because significant functional costs integral to the operations of all brands have been consolidated to leverage these costs, and the consolidated functional costs are recorded by one brand or another without regard to the relationship of the costs to the brand’s activities. As a result, there are significant overstatements/understatements of functional costs in the internal reports of brand EBIT.
     The Company does not allocate its consolidated functional costs to the brands primarily because the CODM manages the Company as one business segment and does not require such allocations, but also because it is not practicable to do so in various functional areas. For example, as discussed during the November 1, 2006 conference call, the Company’s merchandise “buying power” for its MW brand makes it possible for the Company to realize better buying prices for its Moores and K&G brands because of the similarity of the brands’ products. Product costs for each brand as a separate segment would likely be higher without the higher buying volume of the combined brands. However, it is not practicable to reasonably estimate the benefit of the combined buying effort and its monetary impact on the operating margins of the separate brands. A similar circumstance exists for advertising costs in that the combined buying power of the brands results in better advertising prices for each brand, but it is not practicable to estimate the effect of this on the brand operating margins. In addition, advertising creative costs that are incurred for MW are frequently used for Moores because of the similarity of operations, but there is no rational basis for determining how the creative costs should be allocated to the brands.
     The Company believes that any presentation of the internal reports of brand EBIT as a measure of segment operating results would be misleading because of the significant functional costs that are not allocated to the individual brand activities and the impact of combined activities on costs reported by the individual brands.
     6. We note your response to comment three in our letter dated August 30, 2006. Read literally, reportable revenue for products and services, within the context of SFAS No. 131, is based on financial information used to produce the general purpose financial statements. It is not the general ledger. Your response reveals you maintain financial information for products and services at the SKU level. Further, you disclose that you offer “major categories, including tailored clothing, casual sportswear, dress furnishings, footwear and accessories.” We refer you to page one of Form 10-K. Please revise your annual Form 10-K for Fiscal Year Ended January 28, 2006 and your subsequent interim filings to provide revenue by products and services, as required by this Statement.

November 28, 2006

     Response:
     The Company has set forth in its previous response letters the manner in which revenue by products and services will be disclosed and has followed such disclosure practices in its Form 10-Q for the three months ended July 29, 2006. With respect to product revenues, the Company has also historically disclosed the percentage of revenues derived from tailored and non-tailored clothing in Item 1 of its Form 10-K. In view of this practice, the Company will further revise its future filings to include disclosure of the dollar amount of its tailored and non-tailored product revenues in a footnote to the Company’s financial statements.
     7. In your amended filings please disclose that the previously issued financial statements have been restated and describe the nature of the error. See paragraph 37 of APB No. 20 and paragraph 26 of SFAS No 154, as applicable.
     Response:
     The Company believes that its previously issued financial statements have been prepared in accordance with generally accepted accounting principles and do not contain any errors. Any amended filings that may occur will disclose any restatements and/or errors as appropriate; however, the Company believes that prospective application of any additional footnote disclosures resulting from final resolution of the comments herein would be appropriate.
     We appreciate the time given to us by the Staff in discussing the comments herein. If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact Diana M. Wilson at (713) 592-7646 or the undersigned at (713) 592-7356. Michael W. Conlon or Laura Ann Smith of Fulbright & Jaworski L.L.P. may also be contacted at (713) 651-5427 or (713) 651-5304, respectively.

Very truly yours,
/s/ Neill P. Davis
Neill P. Davis
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Diana M. Wilson (TMW)
Michael W. Conlon (F&J)